Exhibit (a)(5)(G)

Syncona Limited

Syncona completes acquisition of

Applied Genetic Technologies Corporation (AGTC)

•	Syncona to invest $23.3 million upfront to acquire AGTC
•	AGTC to become Syncona’s third retinal gene therapy company, focused on driving AGTC-501, for X-linked retinitis pigmentosa, through late-stage clinical development
•	David Fellows (ex. Nightstar) appointed as CEO of AGTC and Dr. Nadia Waheed (ex. Gyroscope) appointed as Chief Medical Officer of AGTC

1 December 2022

Syncona Limited, a leading healthcare company focused on creating, building and scaling a portfolio of global leaders in life science, today announces that its newly established portfolio company has successfully completed its previously announced acquisition of Applied Genetic Technologies Corporation ("AGTC") (Nasdaq: AGTC), a clinical-stage biotechnology company focused on the development and commercialisation of adeno-associated virus (AAV)-based gene therapies for the treatment of rare and debilitating diseases with an initial focus on inherited retinal diseases (IRDs). Pursuant to the terms of the definitive agreement, AGTC stockholders are entitled to receive $0.34 per share ($23.3 million in the aggregate) in cash at closing, plus up to an additional $0.73 per share based on shares outstanding immediately prior to the closing (up to $50.0 million in the aggregate) payable pursuant to contingent value rights (“CVRs”) upon the achievement of certain milestones related to transactions involving AGTC’s assets and regulatory and commercial milestones related to AGTC’s products. The acquisition completed on 30 November 2022.

AGTC will be Syncona’s third portfolio company focused on retinal gene therapy, an area where the team has significant expertise and an unparalleled network following the foundation and subsequent sales of Nightstar Therapeutics (“Nightstar”) and Gyroscope Therapeutics (“Gyroscope"). Syncona believes it can leverage such expertise and experience to drive AGTC’s lead candidate AGTC-501 (laruparetigene zosaparvovec), targeting X-linked retinitis pigmentosa (XLRP), through late-stage clinical development and towards product approval. Syncona has invested $23.3 million (£19.5 million1) upfront to acquire AGTC.

XLRP is a genetic eye disease, with no currently approved treatments, that causes progressive vision loss and ultimately blindness in men. A Phase II follow-on study in AGTC-501 was recently completed, which demonstrated significant visual sensitivity improvements and a favourable safety profile. AGTC-501 has been granted orphan drug designation by the U.S. Food and Drug Administration and orphan medicinal product designation by the European Commission. Syncona expects to support the company to explore strategic options for its broader gene therapy pipeline.

David Fellows has been appointed Chief Executive Officer (CEO) of AGTC and Dr. Nadia Waheed will assume the role of Chief Medical Officer (CMO) of AGTC. David brings extensive leadership experience, particularly in ocular gene therapy, through his roles as CEO of Nightstar, Chair of Oxular, and as a Board member of Gyroscope. Similarly, Nadia brings a wealth of expertise from her time as CMO of Gyroscope, and from her experience in the ophthalmology field more broadly, to guide AGTC’s clinical development strategy. AGTC’s Dr. Abraham Scaria will remain as Chief Scientific Officer.

Chris Hollowood, Chief Investment Officer of Syncona Investment Management Limited, said: “We are delighted to have completed our acquisition of AGTC and would like to thank AGTC’s stockholders for choosing to give AGTC-501 the best path forward. We know this scientific area well and believe that this programme has huge potential to help XLRP patients, who currently have no treatment options available. With Syncona’s guidance, strategic capital base, and the exceptional management team that we have announced today, we look forward to driving AGTC-501 through the clinic to potentially transform the lives of patients suffering with this blinding condition.”

1 FX rate taken as at 30 November 2022

Transaction details

The tender offer for all outstanding shares of common stock of AGTC expired at 5:00 p.m., Eastern Time, on 30 November 2022. The minimum tender condition and all of the other conditions to the tender offer were satisfied and on 30 November 2022, the purchaser accepted for payment and will promptly pay for all shares validly tendered and not validly withdrawn. Following the acceptance of the tendered shares, the acquisition of AGTC was completed through the merger of an indirect subsidiary of Syncona with and into AGTC, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with AGTC continuing as the surviving corporation and becoming a portfolio company of Syncona. In connection with the merger, all shares of AGTC common stock not validly tendered in the tender offer have been converted into the right to receive the same $0.34 per share in cash, plus up to an additional $0.73 per share based on shares outstanding immediately prior to the closing payable pursuant to the CVRs, that would have been paid had such shares been validly tendered in the tender offer. As of 30 November 2022, the common stock of AGTC will no longer be listed or traded on The Nasdaq Global Stock Market.

Advisers

BTIG LLC is acting as financial adviser to Syncona and Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. is acting as legal adviser to Syncona in connection with the transaction. MTS Health Partners, L.P. is acting as financial advisor to AGTC in connection with the transaction. Foley Hoag LLP is acting as legal advisor to AGTC in connection with the transaction.

[ENDS]

Copies of this press release and other corporate information can be found on the company website at: www.synconaltd.com

Forward-looking statements - this announcement contains certain forward-looking statements with respect to the portfolio of investments of Syncona Limited, the anticipated contingent value right payments, future financial and operating results and benefits and synergies of the transaction, future opportunities for the combined company and other statements about future expectations, beliefs, goals, plans or prospects. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that may or may not occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements. In particular, many companies in the Syncona Limited portfolio are conducting scientific research and clinical trials where the outcome is inherently uncertain and there is significant risk of negative results or adverse events arising and many such companies have yet to commercialise a product and their ability to do so may be affected by operational, commercial and other risks (and, as such, there is uncertainty that the milestones for the contingent value right payments may not be achieved).

Enquiries

Syncona Ltd

Annabel Clark / Fergus Witt

Tel: +44 (0) 20 3981 7940

FTI Consulting

Ben Atwell / Natalie Garland-Collins / Julia Bradshaw / Tim Stamper

Tel: +44 (0) 20 3727 1000

About Syncona

Syncona's purpose is to invest to extend and enhance human life. We do this by creating and building companies to deliver transformational treatments to patients in areas of high unmet need.

Our strategy is to create, build and scale companies around exceptional science to create a diversified portfolio of 20-25 globally leading healthcare businesses, across development stage and therapeutic areas, for the benefit of all our stakeholders. We focus on developing treatments for patients by working in close partnership with world-class academic founders and management teams. Our balance sheet underpins our strategy enabling us to take a long-term view as we look to improve the lives of patients with no or poor treatment options, build sustainable life science companies and deliver strong risk-adjusted returns to shareholders.

About AGTC

AGTC is a clinical-stage biotechnology company developing genetic therapies for people with rare and debilitating ophthalmic, otologic and central nervous system (CNS) diseases. AGTC is designing and constructing critical gene therapy elements and bringing them together to develop customized therapies with the potential to address unmet patient needs. AGTC’s most advanced clinical programs in XLRP and ACHM CNGB3 leverage its technology platform to potentially improve vision for patients with inherited retinal diseases. Its preclinical programs build on AGTC’s AAV manufacturing technology and scientific expertise. AGTC is advancing multiple pipeline candidates to address substantial unmet clinical needs in optogenetics, otology and CNS disorders, and has entered into strategic collaborations with companies including Bionic Sight, Inc., an innovator in the emerging field of optogenetics and retinal coding, and Otonomy, Inc., a biopharmaceutical company dedicated to the development of innovative therapeutics for neurotology.